UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 8 September 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE:    HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground mines
and 1 open pit operation and several
surface sources in South Africa. Our
assets in PNG – an open pit mine
(Hidden Valley), as well as the significant
Golpu project – are held in a joint
venture. We also own several
exploration tenements, in Papua New
Guinea.

The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock Exchange.
The bulk of our shareholders are in
South Africa and the United States.
Additional information on the company is
available on the corporate website,
www.harmony.co.za.
Harmony notes announcement made regarding White Rivers exploration project

Johannesburg, Thursday, 8 September, 2016: Harmony Gold Mining
Company Limited (“Harmony” and/or “the Company”) notes the announcement made today by White Rivers Exploration (“WRE”) regarding its joint venture project close to Harmony’s Target mine.

The project is 35% owned by Harmony and 65% by WRE. Only once the project’s prefeasibility study has been completed, will the resources be included in Harmony's resource statement.

“It is still very early days for the Harmony/White Rivers joint venture project. We will keep our shareholders informed about reliable numbers once all studies have been completed”, said Peter Steenkamp, chief executive officer of
Harmony.

ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 8, 2016
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director